Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue), 28th Floor
New York, New York 10019
March 14, 2025
VIA EDGAR
Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting
100 F Street, N.E.
Washington, DC 20549
Re: Direxion Funds (File Nos.: 333-28697 and 811-08243)
Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Dear Ms. Fettig:
The following are responses to the comments that you provided by telephone on February 14, 2025, in connection with the review by the the SEC Staff (“Staff”) of the Direxion Funds’ (“Fund Trust”) Annual Reports on Form N-CSR dated August 31, 2024, the Direxion Shares ETF Trust’s (“ETF Trust,” together with the Fund Trust, the “Trusts”) Annual Reports on Form N-CSR dated October 31, 2024, pursuant to the Sarbanes-Oxley Act of 2002, as amended, including the Trusts’ tailored shareholder reports, N-CEN filings and the website.
The Fund Trust and ETF Trust are referred to herein each as a “Trust” or “Registrant” and collectively as the “Trusts” and “Registrants.” Series of each Trust are referred to individually as a “Fund” and collectively as the “Funds.” Your comments and the Trusts’ responses are set forth below.
Tailored Shareholder Reports (“TSRs”)
1) In future filings, please confirm that Registrants will ensure that disclosure of material fund changes is presented in bold text per Item 27A(b)(5) of Form N-1A requirement (e.g., Direxion Daily Magnificent 7 Bear 1X Shares).
Registrants confirm that disclosure of material fund changes will be presented in bold text per Item 27A(b)(5) of Form N-1A in future filings.
2) Please note that management’s discussion of fund performance, required by Item 27A(d)(1) of Form N-1A, should “summarize the key factors that materially affected the Fund’s performance during the reporting period, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser.” [Emphasis added.] Based on this Form N-1A requirement, please confirm that future disclosure will include more than a generic discussion of a fund’s strategies, risks and investment objective.
Registrants confirm that future disclosure will summarize the key factors that materially affected a Fund’s performance during the reporting period, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser as required by Item 27A(d)(1) of Form N-1A.
3) For any future TSRs for a class of a Fund with a minimum investment of greater than $10,000 (e.g., Institutional Class of Hilton Tactical Income Fund (“Hilton Fund”)), please confirm the line graph required by Item 27A(d)(2) of Form N-1A will be based on the actual minimum investment amount, rather than $10,000, per Instruction 1 to that item.
The Hilton Fund is the only series of the Registrants that has a class of shares with an investment minimum greater than $10,000. Registrant confirms that, for the TSR for the Institutional Class of the Hilton Fund, the line graph required by Item 27A(d)(2) of Form N-1A will be based on the Fund’s minimum investment amount of $50,000, rather than $10,000, per Instruction 1 to that item.
4) In future filings, please confirm that the in-line XBRL tags assigned to the broad-based securities market index (“BBSMI”) in the total return table will use the appropriate content for such tagged text (e.g., tag as a “broad based index” rather than “additional index”).
Registrants confirm that in future filings the in-line XBRL tags assigned to each Fund’s the BBSMI in the total return table will use the appropriate content for such tagged text.
5) Item 27A(d)(2), Instruction 6 of Form N-1A specifies what types of indexes constitute an appropriate BBSMI. The Staff notes below indexes used by the Funds that do not satisfy the definition of a BBSMI per Form N-1A because they are narrow, capitalization-based or sector indexes.
●
NASDAQ-100 Index: Direxion Monthly NASDAQ-100 Bull 1.25X Fund and Direxion Monthly NASDAQ-100 Bull 1.75X Fund
●
S&P MidCap 400 Index: Direxion Daily Mid Cap Bull 3X Shares
●
Russell 2000 Index: Direxion Monthly Small Cap Bull 1.75X Fund, Direxion Daily Small Cap Bull 3X Shares and Direxion Daily Small Cap Bear 3X Shares
●
Financial Select Sector Index: Direxion Daily Financial Bull 3X Shares and Direxion Daily Financial Bear 3X Shares

●
Please confirm that an appropriate BBSMI will be included in such Funds’ future filings.
Registrants confirm that an appropriate BBSMI will be included in such Funds’ future filings.
6) Please confirm that in future filings, if a Fund has changed its primary benchmark index for any reason, including to comply with the BBSMI requirement, the reason(s) for the change will be explained in text (and not only shown by including both the new and former indexes in the “Growth of 10,000” chart) as required by Item 27A(d)(2), Instruction 8 of Form N-1A.
Registrants confirm that, in future filings, it will explain the reasons(s) for a change to a Fund’s primary benchmark index for any reason, including to comply with the BBSMI requirement, in text (and not only shown by including both the new and former indexes in the “Growth of 10,000” chart) as required by Item 27A(d)(2), Instruction 8 of Form N-1A.
7) Please explain how the Funds are meeting the requirement under Rule 30e-1(b)(2) to post Items 7-11 of Form N-CSR on the Funds’ website.
The ETF Trust posted its complete Form N-CSR following the Funds’ annual audit and have updated its website to post Items 7-11 of Form N-CSR in a collated format on the Funds’ website. After the Fund Trust files and posts its complete Form N-CSRS (semi-annual shareholder report) for the period ended February 28, 2025, it will update its website to post Items 7-11 of Form N-CSR in a collated format on its website.
8) The Hilton Fund’s TSR presents a distribution yield metric in Key Fund Statistics. However, the Fund has typically paid distributions at least partially from return-of-capital. Accordingly, please confirm that any future disclosure by the Fund of a distribution yield metric will explain that the Fund’s distributions may contain significant distributions of return-of-capital and that a return-of-capital is not the same as “yield” on an investment.
Registrant confirms that any future disclosure by the Hilton Fund of a distribution yield metric will explain that the Fund’s distributions may contain significant distributions of return-of-capital and that a return-of-capital distribution is not the same as “yield” on an investment.
Financial Statements
9) In future filings for the Hilton Fund, please confirm the Fund’s schedule of investments will categorize the Fund’s investments by type as required by Regulation S-X, Article 12-12, footnote 2.
Registrant confirms that in future filings for the Hilton Fund the Fund’s schedule of investments will categorize the Fund’s investments by type as required by Regulation S-X, Article 12-12, footnote 2.
10) Please confirm that any Fund, which is a party to total return swaps where one side of the swap is a variable, will disclose in future filings, per the requirements of Regulation S-X, Article 12-12, footnote 4, a description of the spread (and not just the rate).
Registrant confirms that any Fund, which is a party to total return swaps where one side of the swap is a variable, will disclose in future filings, per the requirements of Regulations S-X, Article 12-12, footnote 4, a description of the spread (and not just the rate).
11) Please confirm that in future filings for Funds that participate in securities lending:
a. On the statements of operations, that securities lending income is net of any fees paid and will be disclosed as such (parenthetically).
b. In the Notes, inconsistencies in footnotes related to securities lending (e.g., certain of the ETF’s financials do not disclose that securities lending income is net of fees, but some of the ETF books do disclose that the income was net of fee rebates) will be reconciled to be consistent across the various reports.
In future filings for Funds that participate in securities lending, Registrants will (a) include disclosure (parenthetically) on the statement of operations that securities lending income is net of any fees paid and (b) will make disclosures in the footnotes related to securities lending consistent across the various reports.
Fee Tables in Prospectuses
12)
a. In certain of the mutual funds’ fee tables, a footnote discloses that other expenses are estimated for the current fiscal year. Estimates are only permissible for new funds and as described by Item 3, Instruction 6 of Form N-1A. Explain why expenses were estimated and confirm whether using estimates was permitted by the referenced item of Form N-1A.
Registrant confirms that the footnote that disclosed that other expenses were estimated for the current year was incorrectly included and will ensure that it is not included in future filings.
b. With respect to the ETFs:
i. The fee tables do not include a line item or footnote describing interest expense, yet the statements of operations include a line item for interest expense. Please explain why the ETFs are presenting expense ratios in the fee tables that exclude interest expense contrary to Item 3, Instruction 3(c) of Form N-1A.
ii. This comment i. should also be applied to expense ratios in “Cost Paid as % of 10,000 Investment” in TSRs per Item 27A(c) of Form N-1A.

Registrant is reviewing this comment with its audit firm, Trust counsel and other service providers to determine the appropriate way to present interest expense in the fee tables, statements of operations and other filings. Future filings will be updated to reflect the results of this review.
13) With respect to footnotes 2 and 3 to the financial highlights tables for the Direxion Monthly 7-10 Year Bear 1.75X Fund, please explain how Registrant determined that excise tax expense is an extraordinary expense (as such term is used in Item 3, Instruction 3(c)(ii) to Form N-1A).
Item 3, Instruction 3(c)(ii) of Form N-1A defines “extraordinary expense) as:
expenses that are distinguished by their unusual nature and by the infrequency of occurrence. Unusual nature means the expense has a high degree of abnormality and is clearly unrelated to, or only incidentally related to, the ordinary and typical activities of the fund, taking into account the environment in which the fund operates. Infrequency of occurrence means the expense is not reasonably expected to recur in the foreseeable future, taking into consideration the environment in which the fund operates. The environment of a fund includes such factors as the characteristics of the industry or industries in which it operates, the geographical location of its operations, and the nature and extent of governmental regulation.
Because the excise tax expense was unusual in nature and infrequent, Registrant determined it to be an extraordinary expense.
Notes to Financial Statements (“Notes”)
14) Please confirm that, under FASB ASC 235-10-50-1 relating to the disclosure of significant accounting policies, in future filings and reports:
a. Interest Expense
i. The Notes will include disclosure of the Funds’ accounting policy regarding interest expense.
ii. The Notes will include disclosure consistently, to the extent appropriate, across all Funds’ reports.
Registrants confirm that, in the future, the Notes will include consistent disclosure regarding the Registrants’ accounting policy for interest expense.
b. For funds with offering expenses on the statements of operations, the Notes will include disclosure of the Funds’ accounting policy regarding offering expenses.
Registrants confirm that, in the future, the Notes for Funds with offering expenses will include disclosure regarding the Registrants’ accounting policy for offering expenses.
15) For the subadvised funds (Direxion HCM Tactical Enhanced US ETF (“HCMT”) and Hilton Fund), in future filings, please confirm that the Fund will disclose fees paid to the subadviser.
Registrants are reviewing the disclosure requirements with their audit firm and other service providers and will update the applicable disclosure in future filings accordingly.
16) In the section of the Notes pertaining to related party disclosures, please confirm registrants will disclose all related party fees paid (e.g., the fees paid under the Management Services Agreement (“MSA”) and Operating Services Agreement (“OSA”)). In doing so, address the following:
a. There are inconsistent disclosures among different Funds about the same service agreements;
b. Disclose how often MSA fees are paid;
c. Disclose how often OSA fees are paid;
d. Ensure the inclusion of appropriate disclosures about the services received in exchange for payment under the MSA.
Registrants will consistently disclose all related party fees paid and services provided and will address the items noted above.
17) With respect to Funds subject to the Operating Expense Limitation Agreement (“OELA”), please confirm that in future filings and reports, the Funds will:
a. Clearly disclose the expenses that are excluded from the OELA.
b. Clearly disclose in the Notes the limitations on RAM’s ability to recapture fees and expenses previously waived under the OELA, using the same language as the prospectuses, which language is consistent with the Staff’s expectations.
For Funds subject to the Operating Expense Limitation Agreement, in future filings and reports, the Funds will clearly disclose the expenses that are excluded from the OELA and clearly disclose in the Notes the limitations on the adviser’s ability to recapture fees and expenses previously waived under the OELA, using the same language as the prospectuses, which language is consistent with the Staff’s expectations.
Form N-CSR
18) With respect to HCMT, the Staff notes that the audit opinion references incorrect dates of past audits. Please confirm that this will be corrected in future audit opinions.
Registrant confirms that the incorrect dates of past audits will not be included in future audit opinions.

19) In future filings, in response to Item 11 of Form N-CSR (the investment advisory agreement approval disclosure), please confirm that registrants will enhance the disclosure to include greater specificity with respect to the factors considered for each fund (e.g., state the board’s considerations of each specific fund’s performance and expenses as compared to peers).
Registrants will review the disclosure with counsel to the Independent Trustees and service providers and seek to enhance the disclosure in accordance with applicable rules and regulations.
20) With respect to the N-CSR Item 5 disclosure by the ETF Trust (relating to the audit committee of listed registrants), please explain why the ETF Trust responded by stating “not applicable” when operational ETFs are listed on securities exchanges.
Registrant notes that Item 5 of N-CSR is applicable to the ETF Trust and has revised the response in the N-CSR/A filed on February 26, 2025 (SEC Accession No. 0001133228-25-001446) and N-CSR/A filed on March 10, 2025 (SEC Accession No. 0001133228-25-002399) to indicate in Item 5(a) that the Registrant is a listed issuer as defined in Rule 10A-3 under the Exchange Act of 1934 and has a separately-designated audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and that the audit committee members are David L. Driscoll, Kathleen M. Berkery, Carlyle Peake and Mary Jo Collins and that Item 5(b) is inapplicable.
Form N-CEN
21) In the 2023 Form N-CEN filing by the ETF Trust, Registrant responded “Yes” that a claim was filed under a D&O insurance policy in response to Item B.13.a.i. Please confirm that this is accurate and if so, explain. If inaccurate, please confirm this item will be completed accurately in the future.
Registrant confirms that the ETF Trust’s 2023 N-CEN is accurate. In 2023, a claim was filed under the ETF Trust’s D&O insurance policy in connection with frivolous shareholder litigation.
22) In relation to the 2024 Form N-CEN filings by the Funds, please explain:
a. Why Registrant responded “No” to Item B.7, which asks whether the registrant is an issuer of securities under the Securities Act of 1933.
b. Why Items C.20.b and C.20.c were not completed.
Registrant confirms that it is an issuer of securities under the Securities Act of 1933 and will correct this Item B.7 in future filings. Additionally, Registrant confirms that the response to Items C.20.b and C.20.c is “No” and will be completed in future filings.
23) With respect to the mutual funds, please explain why Registrant answered “Yes” to Item B.23. If such response was accurate, explain whether this is applicable to all mutual funds or only certain mutual funds. If not all mutual funds, please identify the mutual funds to which this was applicable during the period and confirm that this distinction will be indicated in future filings where the response applies only to certain mutual funds.
Registrant confirms that Item B.23 was applicable only to the Hilton Fund during the period and that this distinction (between the Hilton Fund and the other Funds) will be made in future filings where the response applies only to certain mutual funds.
24) In response to Item C.7.n, regarding leveraged and inverse funds:
a. Certain of the mutual funds indicated that they are excepted from the requirement to comply with the limit on fund leverage risk described in rule 18f-4(c)(2). Please explain why this is the case or confirm that it was in error.
The Hilton Fund is excepted from the requirement to comply with the limit on fund leverage risk under Rule 18f-4(c)(4) because it is a limited derivatives user.
Each of the other Mutual Funds incorrectly selected that it is a Fund that is excepted from the requirement to comply with the limit on fund leverage risk pursuant to Rule 18f-4(c)(5). Registrant will correct this Item C.7.n. in future filings.
b. Certain of the ETFs (i.e., those that have a 300% leveraged investment objective) did not indicate that they are excepted from the requirement to comply with the limit on fund leverage risk described in rule 18f-4(c)(2). Please explain why this is the case or confirm that it was in error.
Registrant confirms that the responses to Item C.7.n for certain ETF are incorrect and that it will correct this item in future filings.
25) Although certain Funds have changed their names, their N-CEN filings incorrectly use their former names (rather than their new names). Please confirm that future N-CEN filings by the Registrants will update appropriately all sections for Fund name changes.
Registrant confirms that future N-CEN filings by the Registrants will be updated for fund name changes in all sections.
Website Disclosure
26) Please ensure that the ETFs’ premium/discount information is presented on the website as a percentage of NAV instead of (or in addition to) a dollar amount.
Registrant notes that the Premium/Discount tool on the Funds’ website provides premium/discount information as a percentage of NAV in compliance with Rule 6c-11.

27) The Nasdaq 100 Equal Weighted Index Shares and the Work From Home ETF are each categorized as non-diversified but they appear to be operating as diversified. If those Funds have been operating as diversified for more than three years, please confirm that those Funds will obtain shareholder approval before again operating as non-diversified. See Rule 13a-1.
Registrant confirms that these Funds have been operating as diversified for more than three years and revised the Funds’ disclosure accordingly in connection with the ETF Trust’s annual update filed on February 26, 2025 (SEC Accession No. 0001193125-25-036868) (“ETF Annual Update”). Registrant confirms that those Funds will obtain shareholder approval before again operating as non-diversified, to the extent shareholder approval is required by the 1940 Act, including any applicable rules, exemptions and no-action relief thereunder.
28) The Direxion Daily MSCI South Korea Bull 3X Shares conducted a stock split after its audited year-end financial statements were complete but prior to filing its annual update. According to “Dear CFO” letter 2001-05, when a stock split is effective prior to the release of financial statements or an annual update to a Fund’s registration statement, the financial statements or registration statement, as applicable, must be retroactively adjusted to reflect the stock split.
Registrant filed an N-CSR/A on February 26, 2025 (SEC Accession No. 0001133228-25-001446) with dual-dated financial statements to reflect the stock split for the Direxion Daily MSCI South Korea Bull 3X Shares. Such dual-dated financial statements were incorporated into the ETF Annual Update.
I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy Fuller of K&L Gates LLP at (202) 778-9475.
Sincerely,
DIREXION SHARES ETF TRUST
/s/ Patrick J. Rudnick
Patrick J. Rudnick
Principal Executive Officer

cc: Stacy Fuller, K&L Gates LLP
Angela Brickl, Rafferty Asset Management, LLC